May 4, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Ms. Suzanne Hayes, Assistant Director

Re:	PhaseRx, Inc.

Registration Statement on Form S-1

File No. 333-210811

Ladies and Gentlemen:

On behalf of PhaseRx, Inc. (the “Company” or “PhaseRx”), we submit this letter relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) an amendment to which (“Amendment No. 1”) was filed via EDGAR on May 2, 2016.

The purpose of this letter is to provide supplemental information to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) responding to the Staff’s Comment No.14 in the comment letter of the Staff, dated March 10, 2016, to Robert W. Overell, Ph.D., President and Chief Executive Officer of the Company, with respect to an analysis explaining the reasons for the differences between the recent valuations of the Company’s common stock leading up to the initial public offering (the “IPO”) and the estimated offering price once the Company has an estimated offering price. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Amendment No.1.

For ease of reference, the Staff’s Comment No.14 is set forth in bold type immediately before the corresponding response submitted on behalf of the Company. References herein to page numbers in the response are to page numbers in Amendment No.1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation, page 61

14.	Please disclose how you estimate the common stock fair value underlying the options granted, including the methods and material assumptions underlying those methods used to determine your common stock fair value. We may have additional comments on your accounting for equity issuances including stock based compensation and convertible instruments. In addition, once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:

To assist the Staff in its review of the Company’s position with respect to the valuation of the common stock fair value underlying the options granted, the Company sets forth below additional information regarding the determination of the price range of $5 to $7 per share of its IPO and the explanations for the differences between the recent valuations of its common stock leading up to the IPO and its assumed IPO price, the midpoint of the price range.

U.S. Securities and Exchange Commission

May 4, 2016

The Company has included the table below to facilitate the Staff’s review, which is a complete list of all grants of stock options to purchase the Company’s common stock during the 12 months preceding its last reporting period end of March 31, 2016, as adjusted for the 1-for-10.656096 reverse stock split of the Company’s outstanding shares of common stock, which is expected to occur immediately prior to the IPO.

Option Grant Dates	Number of Shares Underlying Options	Exercise Price	Fair Value Determined by the Board	Assumed IPO price
4/7/2015	1,690	$0.11	$0.11	$6.00
8/27/2015	12,390	$0.11	$0.11	$6.00
10/22/2015	7,508	$0.11	$0.11	$6.00
2/8/2016	240,887	$1.81	$1.81	$6.00

Determination of price range of the IPO:

As is typical in IPOs, the price range was not derived using a formal determination of fair value, but was determined primarily by negotiation between the Company and its underwriter. Among the factors that were considered in setting the price range were the following:

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an analysis of pricing and post-money market capitalization in IPOs for generally comparable companies in the Company’s industry during the past year, including a number of recently completed IPOs;

•	the recent performance of IPOs of generally comparable companies;

•	the enhanced liquidity of the Company’s common stock following an IPO;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	the Company’s financial position.

Explanation for the difference between grant date fair value on and prior to October 22, 2015 and the assumed IPO price

The grant date fair value was determined by the Company’s board of directors, which considered various objective and subjective factors and also relied in part upon valuations prepared by independent valuation specialists which utilized Option Pricing Method, or OPM, to determine the value of the Company’s common stock.

The assessment of the value at $0.11 per share on and prior to October 22, 2015 was mainly due to:

•	The Company ended its collaboration with Synageva BioPharma Corp. (“Synageva”) in May 2015 when the contract expired and Synageva decided not to exercise their right to acquire the Company.

•	The Company further diluted the per share ownership of its common stockholders and stock option holders by issuing 5.5 million shares of Series A-1 preferred stock for an aggregate purchase price of $5.5 million in 2014, and obtained $7.7 million in proceeds from issuing convertible notes in the years ended December 31, 2015.

U.S. Securities and Exchange Commission

May 4, 2016

•	When the options were granted in 2015, the possible financing available for the Company at the time was either (a) a substantial private equity financing round, the terms of which would likely have been at a valuation and on terms that would have been very unfavorable to the common stockholders and option holders or (b) an acquisition of the Company by another entity, which would have resulted in a valuation of the common stock and options similar to that determined for the Synageva transaction. In addition, the Company had not received any formal interest from an underwriter in pursing an IPO for the Company on or prior to October 22, 2016. Thus, at the time the options were granted in 2015, any financing options available to the Company would likely have materially diluted the ownership interest of its common stockholders.

Explanation for the difference between grant date fair value of $1.81 on February 8, 2016 and the assumed IPO price

As discussed above, the Company’s board of directors took into account various objective and subjective factors and an estimate of the Company’s enterprise value based on the cost approach and the market approach, and also took into account an allocation of that value to each element of the Company’s capital structure using the probability-weighted expected return method (“PWERM”). The Company believes that the probability weighting of each potential liquidity event used in its PWERM analysis was reasonable at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO or sale of the Company in light of prevailing market conditions

The Company believed that the difference between the fair value of $1.81 per share estimated by the Company and the price range of the IPO were the result of the differences in valuation methodology and other factors listed below:

•	Different approach in weighting the valuations. The Company determined the fair value of its common stock using a probability-weighted expected return method, in which the Company weighted the probabilities of possible future-event scenarios to determine the enterprise value of the Company. The Company used a total of 75% probability of completion of an IPO (55% high valuation and 20% low valuation). In contrast, the price range for this offering was based only upon a scenario in which the Company completes this offering and was not probability weighted.

•	Increased value and liquidity of the common stock as a public company. The price range for this offering assumed that the IPO has occurred and that a public market for the Company’s common stock has been created, and therefore, excluded any discount for lack of marketability of the Company’s common stock, which was taken into account in the Company’s board of directors’ determination of the fair value of the Company’s common stock as of February 8, 2016. The completion of an IPO increases the value of an issuer’s common stock as a result of the increase in the liquidity and the ability to trade such securities in the public market. Accordingly, the determination of the price range excluded any discounts for lack of marketability for the Company’s common stock. By contrast, the Company included a marketability discount of 40% in its analysis on February 8, 2016. The Company believed the lack of marketability of 40% was reasonable because there was no market mechanism to sell its shares, and as such, the shareholders will need to wait for a liquidity event such as an IPO or a sale of the Company to enable the sale of any common stock.

U.S. Securities and Exchange Commission

May 4, 2016

•	Market improvement. The equity market was extremely volatile in early February 2016. Dow Jones Industrial Average decreased by 8% from the beginning of 2016 to February 8, 2016, the grant date of the Company’s options. The equity markets have improved recently, resulting in an increase in the Company’s market comparables and resulted in a higher valuation of price range. In the period from February 8, 2016 to May 2, 2016, the S&P 500 Index increased by approximately 12%, and the Dow Jones Industrial Average increased by approximately 11%.

•	Conversion of preferred stock. The price range assumes that all of the shares of the Company’s preferred stock have converted into common stock in connection with the IPO. In contrast, the Company’s holders of preferred stock had, and will have until the completion of the IPO, substantial economic rights and preferences over holders of the Company’s common stock, which were appropriate to consider in determining fair value as of February 8, 2016 and in prior periods.

•	Substantially enhanced balance sheet and financial resources. The conversion of various liabilities into common stock and the proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing the Company’s cash position. Additionally, the completion of this offering would provide the Company with access to the public debt and equity markets. These projected improvements are reflected in the underwriter’s valuation but not in the Company’s valuation.

In addition, since February 8, 2016, the Company has had significant developments in its business which had a positive impact on setting the price range of its common stock, including the following:

•	On April 18, 2016, the Company publicly filed a registration statement with the Commission, evidencing continued progress towards completion of the Company’s IPO.

•	In March 2016, the Company obtained positive survival data of mice treated with the Company’s Hybrid mRNA Technology. The induction of hyperammonemia in OTC-spfash mice resulted in ataxia, significant body weight loss and, ultimately, the mice succumbing to the effects of elevated ammonia levels. Mice treated with buffer or the negative control mRNA did not live beyond days 21 and 27, respectively. Mice treated twice a week with 3 mg/kg doses of a functional human OTC mRNA showed complete survival of the mice for as long as 35 days. Additionally, no outward signs of ataxia were observed in the treated mice, and all mice in the treated group gained weight. When therapy with the Hybrid mRNA Technology was terminated in these mice, the mice remained disease-free for two weeks at which time the mice started to succumb to the effects of elevated ammonia levels.

•	The Company also received preliminary feedback from its underwriter that the Company’s “test the waters” meetings in late March indicating that there is anticipated to be sufficient demand for the Company’s common stock to continue to prepare for and further evaluate a potential IPO to occur during May.

* * * * *

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

Rick A. Werner, Esq.

cc: Robert W. Overell, Ph.D., PhaseRx, Inc.